OMB APPROVAL
                                             ===================================
                                             OMB Number:               3235-0145
                                             Expires:            August 31, 1991
                                                        Estimated average burden
                                                       hours per response..14.90
                                             -----------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                            SEVEN J STOCK FARM, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   817851-10-8
- --------------------------------------------------------------------------------
                                 (CUSIP Number)
                                 John R. Parten
                              Six Greenspoint Plaza
                       12450 Greenspoint Drive, Suite 1260
                            Houston, Texas 77060-1916
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                     6/26/96
- --------------------------------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- --------           -----------                            -----------------
CUSIP No.          817851-10-8                            Page 2 of 5 Pages
- ---------          -----------                            -----------------


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         John R. Parten
         ###-##-####
- --------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)     / /

                                                                   (b)     / /
- --------------------------------------------------------------------------------
3        SEC USE ONLY
- --------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         00
- --------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR  2(e)                                              / /
- --------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
- --------------------------------------------------------------------------------
                                7        SOLE VOTING POWER
                                         120,701
             NUMBER OF          ------------------------------------------------
              SHARES            8        SHARED VOTING POWER
           BENEFICIALLY                  956,724
             OWNED BY           -----------------------------------------------
              EACH              9        SOLE DISPOSITIVE POWER
            REPORTING                    120,701
             PERSON             -----------------------------------------------
              WITH             10        SHARED DISPOSITIVE POWER
                                         956,724
- --------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,077,425
- --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          74.2%
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

- ---------          -----------                                -----------------
CUSIP No.          817851-10-8                                Page 3 of 5 Pages
- ---------          -----------                                -----------------

Item 1.      Security and Issuer

             This  statement  relates to the shares of common  stock,  par value
$1.00 per share (the "Common Stock"), of Seven J Stock Farm, Inc., a Texas corporation (the "Company"), which has its principal executive offices at Six Greenspoint Plaza, 12450 Greenspoint Drive, Suite 1260, Houston, Texas 77060-1916. The principal executive officers of the Company are John R. Parten, President, and Robert F. Pratka, Vice President and Treasurer.

Item 2.      Identity and Background

             (a)   This statement is filed by John R. Parten.

             (b) The business address of Mr. Parten is Six Greenspoint Plaza, 12450 Greenspoint Drive, Suite 1260, Houston, Texas 77060-1916.

             (c) Mr. Parten serves as President of Parten Operating, Inc., whose principal address is Six Greenspoint Plaza, 12450 Greenspoint Drive, Suite 1260, Houston, Texas 77060-1916.

             (d) & (e) During the past five years, Mr. Parten has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f)   Mr. Parten is a citizen of the United States.

Item 3.      Source and Amount of Funds or Other Consideration

             Mr. Parten was gifted 43,731 shares of Common Stock on June 19, 1972, at which time he became the record owner of more than 5% of the outstanding Common Stock (101,792 shares owned out of 1,451,000 shares then issued and outstanding). The remaining 76,970 shares of which Mr. Parten is record owner were acquired by gift or purchase in various transactions between 1960 and 1979. Since 1979, Mr. Parten has not acquired record ownership of any additional shares of Common Stock.

             On March 26, 1993, Mr. Parten was duly appointed and qualified to serve as an independent co-executor of the Estate of J.R. Parten (the "Estate"). As such, Mr. Parten shares the right to vote the shares of the Estate with Robert F. Pratka, the other independent co-executor, and Mr. Parten is deemed a beneficial owner of the Estate's shares. At the time of Mr. Parten's appointment and qualification, the Estate owned 457,180 shares of Common Stock. On June 26, 1996, the Estate acquired an additional 499,544 shares of Common Stock.

Item 4.      Purpose of Transaction

             Mr. Parten owns of record 120,701 shares of Common Stock that were acquired by gift or purchase over a twenty-year period. Such acquisitions were made in the ordinary course of business, and such shares are held by Mr. Parten for investment purposes.

- ---------          -----------                              -----------------
CUSIP No.          817851-10-8                              Page 4 of 5 Pages
- ---------          -----------                              -----------------


             On March 26, 1993, Mr. Parten was appointed and duly qualified as an independent co-executor of the Estate, which at such time owned 457,180 shares of Common Stock. On June 26, 1996, as part of an agreement to settle a lawsuit filed by certain other stockholders of the issuer against the Estate and Messrs. Parten and Pratka in both their individual and fiduciary capacities, the Estate acquired 499,544 additional shares of Common Stock. The Estate's shares of Common Stock will be distributed by the independent co-executors according to the terms and provisions of the will of J.R. Parten. The shares of Common Stock will constitute a portion of the residue of the Estate under such will, and Mr. Parten is the residual beneficiary of the Estate.

Item 5.      Interest in Securities of the Issuer

            (a) & (b) The Estate of J.R. Parten owns 956,724 shares of Common Stock, which represents 65.9% of the Common Stock outstanding as of June 26, 1996. Mr. Parten is a co-executor of the Estate and shares the power to vote and dispose of such shares with Mr. Pratka. Accordingly, he is deemed a beneficial owner of the Estate's shares. In the event that the Estate's shares are distributed to Mr. Parten as residual beneficiary, Mr. Parten will have sole power to vote and dispose of such shares.

            In addition to the shared voting power described above, Mr. Parten has sole power to vote or dispose of the 120,701 shares of Common Stock that he owns of record. Mr. Parten's total beneficial ownership of Common Stock represents 74.2% of the outstanding Common Stock as of June 26, 1996.

            (c) No transactions involving the Common Stock were effected during the last sixty days by Mr. Parten.

            (d) Mr. Parten shares the power to vote the shares of Common Stock owned by the Estate with Mr. Pratka, the other independent co-executor of the Estate.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

             Not Applicable.

Item 7.      Material to be filed as Exhibits

             Not Applicable.

- ----------         -----------                              -----------------
CUSIP No.          817851-10-8                              Page 5 of 5 Pages
- ----------         -----------                              -----------------




SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



July 2, 1996

                                                      /s/ John R. Parten
                                                      John R. Parten